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January 7, 2021	Daniel S. Evans T +1 212 596 9862 daniel.evans@ropesgray.com

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SEACOR Holdings Inc. (“SEACOR”)
Schedule TO-T filed on December 18, 2020
Schedule TO-T/A filed on December 21, 2020
Schedule TO-T/A filed on December 30, 2020
Schedule TO-T/A filed on January 7, 2021
Filed by American Industrial Partners Capital Fund VII, L.P. et al.
File No. 5-42593

Dear Ms. Chalk,

On behalf of each of Safari Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”), Safari Parent, Inc., a Delaware corporation (“Parent”) and American Industrial Partners Capital Fund VII, L.P., a Delaware limited partnership (“AIP Fund VII” and, together with Purchaser and Parent, the “Filing Persons”), we are writing in response to the comment letter, dated December 29, 2020 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Filing Persons’ above-referenced Schedule TO-T, filed with the Commission on December 18, 2020 (the “Schedule TO”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics below, followed by the responses of the Filing Persons. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Purchase filed with the Commission on December 18, 2020 as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). Page numbers and other similar references used in the Staff’s comments and the Filing Persons’ responses below refer to the Offer to Purchase, unless otherwise noted.

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Response to Staff Comments

Schedule TO – General

1.

We note the disclosure that “an investment vehicle” owns Parent, which is a holding company formed to effect the Merger. Please explain supplementally why this investment vehicle has not been included as a filer on the Schedule TO, or revise to add it as a filer.

Response:

The funding for Parent is being provided pursuant to investment commitments in AIP Fund VII. The partnership agreement for AIP Fund VII provides the flexibility for investments to be funded and made through a so-called “alternative investment vehicle” or “AIV,” specially formed for the purpose of making the investment, rather than being funded and made through the fund itself. In this case, while the investment is being made by the same limited partners of AIP Fund VII, the funds will be invested in Parent through the affiliated investment vehicle rather than through the AIP Fund VII entity directly. The investment vehicle has the same general partner and executive officers and same investors as AIP Fund VII. The Filing Persons considered whether the investment vehicle should be added as a filer and ultimately decided that including such entity would not add any additional benefit or information that would be material to the SEACOR shareholders, and would add potential complexity that does not affect the substance or organizational structure of the entities making the offer. The investment vehicle is not a party to the Merger Agreement, is not making the Offer, the Offer is not being made on its behalf and is not party to any agreements in connection with the Transaction. For the foregoing reasons, the Filing Persons have concluded that the investment vehicle should not be named as a filer on the Schedule TO.

2.

See our last comment above. AIP Fund VII GP controls both the investment vehicle and named bidder AIP Fund VII. Please explain supplementally why AIP Fund VII GP has not been included as a filer on the Schedule TO, or revise to add it as a filer.

Response:

AIP Fund VII GP is the general partner of AIP Fund VII, and conducts no activity other than serving as the general partner of AIP Fund VII and other related entities (such as the investment vehicle referred to above). It exists solely because, as a limited partnership, AIP Fund VII must act through the direction of a general partner. The Filing Persons have reviewed the definition of “bidder” in Rule 14d-1(g)(2) and the interpretation provided in Section II.D.2 of the November 14, 2000 Current Issues and Rulemaking Projects Outline (the “Outline”), and believe that AIP Fund VII GP is not a bidder/filer for purposes of Regulation 14D and the Outline. Rule 14d-1(g)(2) defines a “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made.” AIP Fund VII GP is not making the Offer, the Offer is not being made on its behalf, is not party to the Merger Agreement and is not party to any other agreements in connection with the Transactions.

- 3 -	January 7, 2021

The Filing Persons also considered the guidance in the Outline, in which the Staff notes that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff will ordinarily not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” The Filing Persons note that AIP Fund VII is such an established entity with substantive operations and assets apart from those related to the Offer and that the Offer to Purchase includes information with respect to AIP Fund VII in the Schedule TO. AIP Fund VII, as disclosed in the Offer to Purchase, is a private equity fund principally engaged in the business of making investments in securities (see Schedule I to the Offer to Purchase). AIP Fund VII GP does not have any obligation to provide or otherwise arrange for any financing in connection with the Offer. In addition, only AIP Fund VII is obligated under the Equity Commitment Letter to provide equity financing to Purchaser to fund the Transactions, and AIP Fund VII is the only party to the Limited Guarantee which provides a limited guaranty in favor of SEACOR in respect of certain of Parent’s obligations under the Merger Agreement.

For the foregoing reasons, the Filing Persons have concluded that AIP Fund VII GP should not be named as a filer on the Schedule TO.

Conditions of the Offer, page 52

3.

Refer to the following disclosure in the last paragraph of this section: “The foregoing conditions (the ‘Offer Conditions’) shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.” All of the Offer conditions must be set forth here so that Seacor Holdings shareholders know the scope of the bidders’ obligation to complete the Offer. Please revise.

Response:

The Filing Persons have deleted the above-referenced sentence in “Section 13 – Conditions of the Offer.” The Filing Persons confirm that there are no conditions to the Offer other than as set forth in “Section 13 – Conditions of the Offer,” and note for the sake of clarity, that the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement are not conditions to the Offer, but rather customary contractual rights.

4.

In the same paragraph, we note the following statement: “The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Tender Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser.” While a bidder may condition an offer as it chooses, all offer conditions must be objective and outside its control. Revise the quoted language and specifically, the reference to actions or inactions by Parent and Purchaser, to avoid implicating the prohibition against illusory offers.

- 4 -	January 7, 2021

Response: The Filing Persons have deleted “(including any action or inaction by Parent or Purchaser)” and “in the sole and absolute discretion of Parent and Purchaser” from the penultimate sentence of “Section 13 – Conditions of the Offer” in the Offer to Purchase.

5.

We note the following additional disclosure in the same paragraph: “The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” If an Offer condition is triggered, Parent and Purchaser must promptly inform target shareholders whether they will assert the condition and terminate the Offer, or waive it and continue. Revise this language to avoid the implication that they could wait until the end of the Offer to decide or to inform Seacor Holdings shareholders of their intentions (unless, by its terms, the relevant Offer condition (such as the Minimum Tender Condition) cannot be judged until expiration).

Response: The Filing Persons have revised the disclosure referenced directly above by adding the following sentence as the last sentence in “Section 13 – Conditions of the Offer” in the Offer to Purchase: “Parent and Purchaser will promptly provide public disclosure to the shareholders of SEACOR if at any time Parent or Purchaser believes that a material Offer Condition will not be met on the Expiration Date, and whether Parent and Purchaser intend to waive such condition or terminate the Offer.”

Sincerely,

/s/ Daniel S. Evans
Daniel S. Evans
Ropes & Gray LLP